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                                                                   EXHIBIT 12


                      RATIOS OF EARNINGS TO FIXED CHARGES
                                      and
   RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

   (Continuing operations only; presented in thousands, except ratio factors)


                                                                       Fiscal Years Ended September 30,
                                                       ----------------------------------------------------------------
                                                        1992          1993          1994           1995           1996
                                                       ------        ------        ------        -------        -------
Earnings (loss) before income taxes                    $3,197        $7,141       $(2,870)(1)   $(26,480)      $(15,970)

Add Fixed Charges:
        Interest                                        3,006         1,799         3,335          3,120          2,757
        Interest factor portion of rentals              2,760         2,465         1,384          1,435          1,605
                                                       ----------------------------------------------------------------
                                                        5,766         4,264         4,719          4,555          4,362

Earnings (loss) before income taxes and
        fixed charges                                  $8,963       $11,405        $1,849       $(21,925)      $(11,608)
                                                       ================================================================

Ratio of earnings to fixed charges                       1.55          2.67          0.39(2)          --(2)          --(2)
                                                       ================================================================

Ratio of earnings to combined fixed charges
        and preferred stock dividends(3)                 1.55          2.67          0.39(2)          --(2)          --(2)
                                                       ================================================================

(1) Does not include $433,000 of charges for the cumulative effect of accounting changes for post-retirement benefits ($117,000) and post-employment benefits ($316,000). The charges resulted from the adoption of Statement of Financial Accounting Standards No. 106 and No. 112, respectively.

(2) Earnings were not sufficient to cover "fixed charges" or "combined fixed charges and preferred stock dividends" as follows (in thousands):
        $2,870, $26,480 and $15,970 in the fiscal years ended September 30, 1994, 1995 and 1996, respectively. An insufficiency (approximately $5.6 million) also existed for the first fiscal quarter of 1997; financial results for the quarter have not yet been filed with the Securities and Exchange Commission.

(3) The Company paid no preferred stock dividends in the years presented. As a result, the presented ratios are unchanged from the ratios of earnings to fixed charges presented above.